January 3, 2013

Chad Eskildsen

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Dominion Funds, Inc., File Nos. 033-49808 and 811-06727

Dear Mr. Eskildsen:

On December 14, 2012, you provided oral comments with respect to the Foxhall Global Trends Fund, currently known as the Fairfax Global Trends Fund, (the “Fund”), then the sole series of the Dominion Funds, Inc. (the “Trust” or “Registrant”), Annual Report to Shareholders, filed September 10, 2012.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1. Comment.  In the letter to shareholders (the “MDFP”) the Registrant indicates that “the Fund’s allocations to cash, gold and bonds turned out to be inopportune and resulted in below-index performance.”  Please explain (i) why investment in gold was not referenced in the Fund’s prospectus or previous N-Q filings, and (ii) how an allocation to cash would contribute to a 30% loss.  Additionally, going forward, please provide more detail as to the strategies and tactics employed that impact Fund performance.

Response.  (i)  The allocation to gold was made through investments in gold ETFs. Additionally, due to the timing of such investments (i.e., as of the date of the schedule of investments generated Fund assets were not currently allocated to gold ETFs), reference to them was not appropriate for inclusion in the N-Q filings.

(ii)  The allocation to cash resulted in a loss to the Fund because while such an allocation offers protection from the downside of the market, it also prevents the Fund from realizing the benefits of the market upside.

2. Comment.  In the “Portfolio of Investments” section, 91.50% of the Fund’s assets are shown to be allocated to a money market fund.  Please explain (i) how this is not in violation of the Fund’s strategy, and if it is a Temporary Defensive Position, please so state and provide the basis for taking the position; (ii) how this allocation is in compliance with Section 12 of the Investment Company Act of 1940, as amended; and (iii) does the Fund prospectus provide disclosure supporting such an investment, and if not, why.

Response.  (i)   The Fund’s investment in a money market fund is not in violation of the Fund’s strategy because it is a Temporary Defensive Position.  The Fund’s prospectus provides, in relevant part, “If the portfolio manager believes the markets are in a sustained downtrend, the Fund may predominantly or completely invest in U.S. Treasury bills, bond ETFs, commercial paper of major global corporations or other investments at the discretion of the portfolio manager. This could reduce the benefit from an upswing in the market, and the Fund may not achieve its investment objective of growth of capital when it is so invested. The portfolio manager may invest all of the Fund’s capital in such investments.”

(ii)

Rule 12d1-1 provides an exception to the Section 12 restrictions such that a Fund may invest all of its assets in a money market fund.  Accordingly, the Fund has maintained compliance with Section 12.

(iii)

The allocation of Fund assets to a money market fund is supported by prospectus disclosure as described in the Registrant’s response to part (i) of this Comment.

3. Comment.  In the “Statements of Changes in Net Assets” section, the Registrant reports approximately $25 million in sales for the year ended June 30, 2012, and approximately $19 million in redemptions over the same period.  Please explain the high shareholder turnover and confirm that all sale and redemption activity was in compliance with the Fund’s market timing policies.

Response.  The Registrant is unable to opine or comment on the rationale behind the trading behavior of shareholders as there are myriad possible reasons for a given shareholder’s trading decisions. The Registrant confirms that all Fund sales and redemptions were made in compliance with the Fund’s market timing policies, and that compliance with such policies is monitored regularly.

4. Comment.  In the “Financial Highlights” section, please delete or present with less prominence the “Ratio of expenses, excluding interest expense…” as it is not required by the form.  Consider presenting the information in a footnote.

Response.  The Registrant undertakes to make the requested deletion in its next semi-annual report to shareholders.

5. Comment.  In “Summary of Significant Accounting Policies” section of the Footnotes to the Financial Statements, disclosure is presented regarding Security Valuation.  In the letter to shareholders, reference is made to investment of Fund assets in gold, but no valuation for such investment is given in the Security Valuation footnote.  Please revise the footnote to include disclosure regarding the valuation of gold, or explain why such disclosure is not necessary.

Response.

Please refer to the Registrant’s response to Comment 1(i).

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Emily Little at (614) 469-3264.

Sincerely,

  /s/Thompson Hine LLP

Thompson Hine LLP